11019533

SEC Mail Processing Section
MAR 01 2011
Washington, DC
106

Form# - 51-875
9/16/09

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 68174 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 6/18/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRATSTONE SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 West Cypress Creek Road
(No. and Street)

Fort Lauderdale (City) Florida (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amerisa Kornblum (954) 940-4967
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

One SE Third Avenue, 10th Floor, (Address) Miami, (City) Florida (State) 33131 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Form# - 51-875
9/16/09

# OATH OR AFFIRMATION

I, Paul Humphrey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRAtstone SECURITIES, LLC., as of February 25, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONICA PILOT
Notary Public - State of Florida
My Comm. Expires Sep 21, 2014
Commission # EE 28263
Bonded Through National Notary Assn.

Signature

President

Title

Monica Pilot

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

## DESIGNATION OF ACCOUNTANT
**(Notice Pursuant to Rule 17a-5(f)(2))**

(i) Broker or Dealer

Name: STRATSTONE SECURITIES, LLC

Address: 2100 West Cypress Creek Road
Fort Lauderdale, FL 33309

Telephone: (954) 940-4967

SEC Registration Number: 8-68174

FINRA Registration Number: 149690

(ii) Accounting Firm

Name: MARCUM LLP

Address: One SE Third Avenue, Miami, FL 33131

Telephone: (305) 995-9627

Accountant's State Registration Number: AD 63249

(iii) Audit date covered by the Agreement:

| (Month) | (Day) | (Year) |
|---|---|---|
| December | 31, | 2010 |

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(x) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: Amerisa Kornblum

(By Firm's FINOP or President)

Title: FINOP Date: February 28, 2011

# STRATSTONE SECURITIES, LLC

## FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2010

# STRATSTONE SECURITIES, LLC

## CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

# INDEPENDENT AUDITORS' REPORT

To the Members
**Stratstone Securities, LLC**
Miami, FL

We have audited the accompanying statement of financial condition of Stratstone Securities, LLC as of December 31, 2010, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stratstone Securities, LLC as of December 31, 2010, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed on the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

Miami, FL
February 28 2011



MARCUMGROUP
MEMBER

**Marcum LLP** ▪ One Southeast Third Avenue ▪ Tenth Floor ▪ Miami, Florida 33131 ▪ **Phone** 305.995.9600 ▪ **Fax** 305.995.9601
**marcumllp.com**

# STRATSTONE SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2010

| | | |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 1,960,954 | |
| **Total Current Assets** | | $ 1,960,954 |
| **Liabilities and Members' Equity** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 753 | |
| Due to affiliate | 1,078,081 | |
| **Total Current Liabilities** | | $ 1,078,834 |
| **Members' Equity** | | 882,120 |
| **Total Liabilities and Members' Equity** | | $ 1,960,954 |

***The accompanying notes are an integral part of these financial statements.***

# STRATSTONE SECURITIES, LLC

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| **Revenues** | |
| Interest income | $ 1,415 |
| **Expenses** | |
| General and administrative expenses | 678,747 |
| **Net Loss** | $ (677,332) |

***The accompanying notes are an integral part of these financial statements.***

# STRATSTONE SECURITIES, LLC

## STATEMENT OF MEMBERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| **Balance, December 31, 2009** | $ 1,559,452 |
| Net loss | (677,332) |
| **Balance, December 31, 2010** | $ 882,120 |

***The accompanying notes are an integral part of these financial statements.***

# STRATSTONE SECURITIES, LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net loss | | $ (677,332) |
| Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities: | | |
| Changes in operating assets: | | |
| Increase in accounts payable and other liabilities | $ 753 | |
| **Total Adjustments** | | 753 |
| **Net Cash Used in Operating Activities** | | (676,579) |
| **Cash Flows from Financing Activities** | | |
| Advances from affiliate | | 645,412 |
| **Net Decrease in Cash and Cash Equivalents** | | (31,167) |
| **Cash and Cash Equivalents -** Beginning | | 1,992,121 |
| **Cash and Cash Equivalents -** Ending | | $ 1,960,954 |

***The accompanying notes are an integral part of these financial statements.***

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

### *ORGANIZATION AND NATURE OF BUSINESS*

Stratstone Securities, LLC (the Company) was incorporated in May 2009 and is a broker-dealer which became registered with the Securities and Exchange Commission (SEC) and also became a member of the National Association of Securities Dealers (NASD) on June 7, 2010. The Company engages primarily in providing advisory services related to mergers and acquisitions, restructuring and capital raising transactions. The Company is subject to regulatory oversight and periodic audit by the SEC and the NASD.

The Company does not hold customer funds or securities or owe money or securities to customers.

### *REVENUE RECOGNITION*

Revenue is recorded when services have been performed. The Company may enter into agreements as a dealer manager and accordingly may earn fees or commission for such services. During 2010, the Company did not perform any services.

### *CASH EQUIVALENTS*

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

### *USE OF ESTIMATES*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

## NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $882,120 which was $810,198 in excess of its required net capital of $71,922.

## NOTE 3 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the members are responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing including the current year which remains subject to examination as of December 31, 2010.

## NOTE 4 - RELATED PARTY TRANSACTIONS

### *EXPENSE-SHARING AGREEMENT*

The Company has a written expense-sharing agreement with an entity owned 100% by the members of the Company (Woodbridge Holdings, LLC).

The agreement stipulates which entity is responsible for payment of certain expenses incurred for the benefit of Stratstone Securities, LLC as a FINRA-registered broker-dealer. As outlined in the agreement, expenses that are regulatory in nature will be paid by Stratstone Securities, LLC. Expenses that are non-regulatory in nature shall be paid by Woodbridge Holdings, LLC, with a certain percentage to be allocated to Stratstone Securities, LLC for reimbursement. Non-regulatory expenses include administrative, clerical, accounting, other support staff and certain overhead costs that are not directly related to the operations of the broker-dealer. Approximately $676,579 in expenses have been allocated to the Company for the year ended December 31, 2010.

### *DUE TO AFFILIATES*

During 2010, the Company received advances totaling $645,412 from an affiliated company, Woodbridge Holdings, LLC (owned 100% by the members of the Company). These advances are non-interest bearing and are due on demand.

## NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

### *LEASES WITH RELATED PARTIES*

The Company leases its office space from an affiliated company, BFC Financial Corporation (owned 100% by the members of the Company). The lease provides for monthly payments of approximately $3,000, expires in April 2011, and contains a renewal option for an additional seven periods of one year. Rent expense incurred for 2010 was $25,500.

## NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2011, which is the date the financial statements were available to be issued.

# STRATSTONE SECURITIES, LLC

## SUPPLEMENTARY INFORMATION

## FOR THE YEAR ENDED DECEMBER 31, 2010

MARCUM
ACCOUNTANTS ▲ ADVISORS

**Independent Auditors' Report on Internal Control as Required by**
**Rule 17A-5 of the Securities and Exchange Commission**

To the Members
**Stratstone Securities, LLC**

In planning and performing our audit of the financial statements of Stratstone Securities, LLC (the Company) for the period ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a 3(a)(11) and the exemptive provisions of rule 15-c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining the internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



MARCUMGROUP
MEMBER

**Marcum LLP** ■ One Southeast Third Avenue ■ Tenth Floor ■ Miami, Florida 33131 ■ **Phone** 305.995.9600 ■ **Fax** 305.995.9601
**marcumllp.com**

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Miami, FL
February 28, 2011

# STRATSTONE SECURITIES, LLC

## SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2010

| | |
|---|---|
| **Total Assets** | $ 1,960,954 |
| Less Total Liabilities | 1,078,834 |
| **Net Worth** | 882,120 |
| Less Non-Allowable Assets | -- |
| **Net Capital** | 882,120 |
| Net Capital Required | 71,922 |
| **Excess Net Capital** | $ 810,198 |
| **Aggregate Indebtedness** | $ 1,078,834 |
| **Ratio: Aggregate Indebtedness to Net Capital** | 1.22 |

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2010 and the above calculation.

# STRATSTONE SECURITIES, LLC

## SCHEDULE II

## INFORMATION RELATING TO DETERMINATION OF RESERVE REQUIREMENTS AND POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## FOR THE YEAR ENDED DECEMBER 31, 2010

The Company operates pursuant to the (K)(2)(i) exemptive provision of the Securities and Exchange Commission Rule 15c3-3 and does not hold customer funds or owe money or securities for customers.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2010.